Aviation Upgrade Technologies, Inc.
14785 Omicron Drive, Suite 104
San Antonio, TX 78245

October 22, 2007

AS FILED ON EDGAR AND
VIA REGULAR U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Attn: Beverly A. Singleton

Re:	Aviation Upgrade Technologies, Inc., a Nevada corporation
Supplemental response letter dated September 14, 2007 regarding the
Form 10-KSB for the year ended December 31, 2006
File 0-28347

Dear Ms. Singleton:

On behalf of Aviation Upgrade Technologies, Inc., a Nevada corporation (“Company”), please be informed that the undersigned has received and read your letter dated October 2, 2007, with regard to the proposed amendments to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 previously filed with the Securities and Exchange Commission (the “Commission”).

The Company acknowledges herewith, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at the telephone number given above.

Your assistance in this matter is greatly appreciated. Thank you.

Sincerely,

/s/ Alexander L. Weis

Alexander L. Weis, President
Aviation Upgrade Technologies, Inc.